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                        [SUTHERLAND ASBILL & BRENNAN LLP]

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                 March 15, 2006

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE:  ML LIFE INSURANCE COMPANY OF NEW YORK
          ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT C
          UNITS OF INTEREST IN A SEPARATE ACCOUNT UNDER FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
          REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4 PURSUANT TO RULE 477 (FILE NO. 333-125202; 811-21119)
          ACCESSION NO. 0000950133-05-00002393

Commissioners:

     On behalf of ML Life Insurance Company of New York (the "Company") and ML of New York Variable Annuity Separate Account C (the "Account"), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

     The initial registration statement was filed with the Commission on May 24, 2005. The Company has since determined to delay this particular offering. No securities have been sold with respect to this offering.

     The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The Account is the funding vehicle for different variable annuity contracts issued by the Company that are registered separately under the 1933 Act. Therefore, the Account will maintain its registered status under the 1940 Act.

     If you have any questions or comments concerning this request, please call me at (202) 383-0698.

                                        Sincerely,


                                        /s/ Mary E. Thornton
                                        ----------------------------------------
                                        Mary E. Thornton

cc: Kirsty Lieberman, Esq.